[LETTERHEAD OF TRANSMONTAIGNE PARTNERS L.P.]

May 19, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Roger Schwall

  Re:
  Request for Acceleration of Effectiveness of Registration Statement on Form S-1
  (Registration No. 333-123219) of TransMontaigne Partners L.P.

Ladies and Gentlemen:

        TransMontaigne Partners L.P. hereby requests that pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the effectiveness of its Registration Statement on Form S-1 (Registration No. 333-123219) be accelerated so that the Registration Statement will become effective on May 24, 2005, at 2:00 p.m., Eastern time, or as soon thereafter as practicable.

Very truly yours,
TRANSMONTAIGNE PARTNERS L.P.
By:	TRANSMONTAIGNE GP L.L.C., its general partner
	By:	/s/ ERIK B. CARLSON Erik B. Carlson Senior Vice President
cc:
Carmen Moncada-Terry
Securities and Exchange Commission

[LETTERHEAD OF UBS SECURITIES LLC]

May 18, 2005

VIA EDGAR & FACSIMILE (202) 942-9528

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Roger Schwall

  Re:
  TransMontaigne Partners L.P.
  Registration Statement on Form S-1
  Initially Filed on March 9, 2005 (File No. 333-123219)

Dear Mr. Schwall:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, Underwriters of the above issue, hereby join in the request of TransMontaigne Partners L.P. that the effectiveness of the above-referenced Registration Statement be accelerated so that the Registration Statement will become effective at 2:00 p.m. (Eastern Daylight Time) on Tuesday, May 24, 2005, or as soon thereafter as practicable.

        In accordance with Rule 460 under the Securities Act of 1933, as amended, and in connection with the above-referenced Registration Statement, please note that the undersigned have effected from May 16, 2005 through the date hereof, the distribution of approximately 6,500 copies of the preliminary prospectus dated May 13, 2005 to prospective underwriters, institutional investors, dealers and others.

        The undersigned confirm that they have complied with and will continue to comply with, and that they have been informed by participating underwriters and dealers that they have complied with and will continue to comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,
UBS SECURITIES LLC CITIGROUP GLOBAL MARKETS INC. A.G. EDWARDS & SONS, INC. WACHOVIA CAPITAL MARKETS, LLC
By:	UBS SECURITIES LLC
By:	/s/ CHARLES BUCKLEY
Name: Charles Buckley Title: Executive Director
/s/ ANKUR KAMALIA Name: Ankur Kamalia Title: Executive Director